UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
PROCESSING
SECTION
JAN 25 2005

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Cendant Mortgage Capital LLC
Exact Name of Registrant as Specified in Charter

0001158653
Registrant CIK Number

Form 8-K, January 21, 2005, Series 2005-1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110192
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)





05002565

PROCESSED
JAN 27 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

CENDANT MORTGAGE CAPITAL LLC

By: 
Name: Richard Bradfield
Title: Vice President

Dated: January 21, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Cobank - AAA

2005-1 -- A1-PAC

Price/Yield Report

William J. Mayer Securities, LLC

Balance	$27,717,897.81	Delay	17	WAC	5.754048	WAM	333
Coupon	3.991548	Dated	01/01/2005	NET	5.491548	WALA	0
Settle	01/27/2005	First Payment	02/18/2005				

Price	100 PSA	125 PSA	200 PSA	300 PSA	400 PSA	500 PSA	600 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98.6239	4.37	4.37	4.37	4.37	4.38	4.42	4.46
98.7239	4.34	4.34	4.34	4.34	4.35	4.39	4.42
98.8239	4.31	4.31	4.31	4.31	4.32	4.35	4.38
98.9239	4.28	4.28	4.28	4.28	4.29	4.32	4.35
99.0239	4.25	4.25	4.25	4.25	4.26	4.29	4.31
99.1239	4.22	4.22	4.22	4.22	4.23	4.26	4.28
99.2239	4.20	4.20	4.20	4.20	4.20	4.22	4.24
99.3239	4.17	4.17	4.17	4.17	4.17	4.19	4.20
99.4239	4.14	4.14	4.14	4.14	4.15	4.16	4.17
99.5239	4.11	4.11	4.11	4.11	4.12	4.12	4.13
99.6239	4.08	4.08	4.08	4.08	4.09	4.09	4.10
99.7239	4.05	4.06	4.06	4.06	4.06	4.06	4.06
99.8239	4.03	4.03	4.03	4.03	4.03	4.03	4.03
99.9239	4.00	4.00	4.00	4.00	4.00	3.99	3.99
100.0239	3.97	3.97	3.97	3.97	3.97	3.96	3.95
100.1239	3.94	3.94	3.94	3.94	3.94	3.93	3.92
100.2239	3.92	3.92	3.92	3.92	3.91	3.90	3.88
WAL	3.97	3.97	3.97	3.97	3.75	3.36	3.05
Mod Durn	3.56	3.56	3.56	3.56	3.38	3.07	2.80
Mod Convexity	0.17	0.17	0.17	0.17	0.15	0.12	0.10
Principal Window Begin	Aug06	Aug06	Aug06	Aug06	Aug06	Aug06	Aug06
Principal Window End	Mar12	Mar12	Mar12	Mar12	Feb11	Nov09	Apr09
CMT_3YR	3.19	3.19	3.19	3.19	3.19	3.19	3.19
CMT_2YR	2.99	2.99	2.99	2.99	2.99	2.99	2.99
CMT_5YR	3.57	3.57	3.57	3.57	3.57	3.57	3.57
CMT_10YR	4.18	4.18	4.18	4.18	4.18	4.18	4.18

The information herein has been provided solely by William J. Mayer Securities, LLC. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

2005-1 -- A2-PAC-COMP-SHORT

Mutual of Omaha - AAA

Price/Yield Report

William J. Mayer Securities, LLC

Balance	$28,282,002.19	Delay	17	WAC	5.754048	WAM	333
Coupon	5.491548	Dated	01/01/2005	NET	5.491548	WALA	0
Settle	01/27/2005	First Payment	02/18/2005				

Price	100 PSA	125 PSA	200 PSA	300 PSA	400 PSA	500 PSA	600 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.1669	5.51	5.50	5.45	5.36	5.30	5.26	5.23
100.2669	5.50	5.48	5.42	5.31	5.24	5.19	5.15
100.3669	5.48	5.46	5.40	5.27	5.18	5.12	5.07
100.4669	5.47	5.45	5.37	5.22	5.12	5.05	4.99
100.5669	5.45	5.43	5.34	5.17	5.06	4.98	4.92
100.6669	5.44	5.41	5.32	5.13	5.00	4.91	4.84
100.7669	5.43	5.40	5.29	5.08	4.94	4.84	4.76
100.8669	5.41	5.38	5.26	5.04	4.88	4.77	4.69
100.9669	5.40	5.36	5.24	4.99	4.82	4.71	4.61
101.0669	5.38	5.35	5.21	4.94	4.76	4.64	4.53
101.1669	5.37	5.33	5.18	4.90	4.70	4.57	4.46
101.2669	5.35	5.31	5.16	4.85	4.65	4.50	4.38
101.3669	5.34	5.30	5.13	4.81	4.59	4.43	4.30
101.4669	5.33	5.28	5.10	4.76	4.53	4.36	4.23
101.5669	5.31	5.26	5.08	4.72	4.47	4.29	4.15
101.6669	5.30	5.25	5.05	4.67	4.41	4.23	4.08
101.7669	5.28	5.23	5.02	4.62	4.35	4.16	4.00
WAL	9.79	8.00	4.55	2.38	1.80	1.54	1.37
Mod Durn	6.96	5.92	3.72	2.15	1.66	1.43	1.29
Mod Convexity	0.77	0.58	0.25	0.07	0.04	0.03	0.03
Principal Window Begin	Feb05	Feb05	Feb05	Feb05	Feb05	Feb05	Feb05
Principal Window End	Sep23	Aug21	Aug16	Jan11	Jul08	Oct07	Jun07
CMT_3YR	3.19	3.19	3.19	3.19	3.19	3.19	3.19
CMT_2YR	2.99	2.99	2.99	2.99	2.99	2.99	2.99
CMT_5YR	3.57	3.57	3.57	3.57	3.57	3.57	3.57
CMT_10YR	4.18	4.18	4.18	4.18	4.18	4.18	4.18

The information herein has been provided solely by William J. Mayer Securities, LLC. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

2005-1 -- A26-NAS-Z

Price/Yield Report

NWM-AAA (3)

William J. Mayer Securities, LLC

Balance	$9,000,000.00	Delay	17	Formula	#NetRate + (1.50 * BBAL("A1-PAC")/BBAL("A26-NAS-Z"))	WAC	5.754048	WAM	333	
Coupon	10.111198	Dated	01/01/2005			NET	5.491548	WALA	0	
Settle	01/27/2005	First Payment	02/18/2005							

Price	100 PSA	125 PSA	200 PSA	300 PSA	400 PSA	500 PSA	600 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
113.2634	5.77	5.77	5.79	5.81	5.75	5.61	5.43
113.3634	5.76	5.76	5.78	5.80	5.74	5.59	5.42
113.4634	5.75	5.76	5.77	5.79	5.73	5.58	5.40
113.5634	5.74	5.75	5.76	5.78	5.72	5.57	5.39
113.6634	5.74	5.74	5.75	5.77	5.71	5.56	5.37
113.7634	5.73	5.73	5.74	5.76	5.70	5.54	5.35
113.8634	5.72	5.72	5.74	5.75	5.69	5.53	5.34
113.9634	5.71	5.72	5.73	5.74	5.68	5.52	5.32
114.0634	5.71	5.71	5.72	5.73	5.67	5.50	5.31
114.1634	5.70	5.70	5.71	5.72	5.66	5.49	5.29
114.2634	5.69	5.69	5.70	5.71	5.65	5.48	5.28
114.3634	5.68	5.69	5.69	5.70	5.64	5.47	5.26
114.4634	5.68	5.68	5.68	5.69	5.62	5.45	5.25
114.5634	5.67	5.67	5.68	5.68	5.61	5.44	5.23
114.6634	5.66	5.66	5.67	5.67	5.60	5.43	5.22
114.7634	5.65	5.65	5.66	5.66	5.59	5.42	5.20
114.8634	5.65	5.65	5.65	5.65	5.58	5.40	5.19
WAL	14.68	13.90	12.10	10.53	9.03	7.23	5.92
Mod Durn	11.47	11.06	10.07	9.15	8.17	6.80	5.65
Mod Convexity	1.65	1.52	1.24	1.00	0.78	0.53	0.37
Principal Window Begin	Feb10	Feb10	Feb10	Feb10	Feb10	Feb10	Jun09
Principal Window End	Jan35	Jan35	Jan35	Jan35	Jan35	Jan35	Jan35
CMT_3YR	3.19	3.19	3.19	3.19	3.19	3.19	3.19
CMT_2YR	2.99	2.99	2.99	2.99	2.99	2.99	2.99
CMT_5YR	3.57	3.57	3.57	3.57	3.57	3.57	3.57
CMT_10YR	4.18	4.18	4.18	4.18	4.18	4.18	4.18

The information herein has been provided solely by William J. Mayer Securities, LLC. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

2005-1 -- A25-ZBOND

Price/Yield Report

NWM-AAA

William J. Mayer Securities, LLC

Balance	$1,500,000.00	Delay	17	WAC	5.754048	WAM	333
Coupon	5.491548	Dated	01/01/2005	NET	5.491548	WALA	0
Settle	01/27/2005	First Payment	02/18/2005				

Price	100 PSA	125 PSA	200 PSA	300 PSA	400 PSA	500 PSA	600 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
90.0954	6.02	6.04	6.14	6.40	7.20	7.69	8.00
90.1954	6.01	6.04	6.13	6.39	7.18	7.67	7.97
90.2954	6.01	6.03	6.13	6.38	7.16	7.64	7.94
90.3954	6.01	6.03	6.12	6.37	7.14	7.62	7.92
90.4954	6.00	6.02	6.11	6.37	7.12	7.60	7.89
90.5954	6.00	6.02	6.11	6.36	7.11	7.57	7.86
90.6954	5.99	6.01	6.10	6.35	7.09	7.55	7.84
90.7954	5.99	6.01	6.10	6.34	7.07	7.53	7.81
90.8954	5.98	6.00	6.09	6.33	7.05	7.50	7.78
90.9954	5.98	6.00	6.08	6.32	7.04	7.48	7.76
91.0954	5.97	5.99	6.08	6.31	7.02	7.46	7.73
91.1954	5.97	5.99	6.07	6.30	7.00	7.44	7.70
91.2954	5.96	5.98	6.07	6.29	6.98	7.41	7.68
91.3954	5.96	5.98	6.06	6.29	6.96	7.39	7.65
91.4954	5.96	5.97	6.06	6.28	6.95	7.37	7.62
91.5954	5.95	5.97	6.05	6.27	6.93	7.34	7.60
91.6954	5.95	5.96	6.04	6.26	6.91	7.32	7.57
WAL	25.59	24.35	20.02	13.43	6.41	4.92	4.30
Mod Durn	24.40	23.05	18.57	12.26	6.19	4.74	4.14
Mod Convexity	6.11	5.48	3.64	1.65	0.41	0.25	0.19
Principal Window Begin	Feb27	May25	Jun20	Jun14	Feb11	Nov09	Apr09
Principal Window End	Jan35	Jan35	Jan35	Jan35	Dec11	Feb10	Jun09
CMT_3YR	3.19	3.19	3.19	3.19	3.19	3.19	3.19
CMT_2YR	2.99	2.99	2.99	2.99	2.99	2.99	2.99
CMT_5YR	3.57	3.57	3.57	3.57	3.57	3.57	3.57
CMT_10YR	4.18	4.18	4.18	4.18	4.18	4.18	4.18

The information herein has been provided solely by William J. Mayer Securities, LLC. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

2005-1 -- A3-PAC-COMP-MID

Price/Yield Report

UWM - AAA

William J. Mayer Securities, LLC

Balance	$4,000,000.00	Delay	17	WAC	5.754048	WAM	333
Coupon	5.491548	Dated	01/01/2005	NET	5.491548	WALA	0
Settle	01/27/2005	First Payment	02/18/2005				

Price	100 PSA	125 PSA	200 PSA	300 PSA	400 PSA	500 PSA	600 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97.0764	5.81	5.83	5.87	6.00	6.37	6.58	6.74
97.1764	5.81	5.82	5.86	5.99	6.34	6.54	6.70
97.2764	5.80	5.81	5.85	5.97	6.31	6.50	6.65
97.3764	5.79	5.80	5.84	5.95	6.28	6.46	6.61
97.4764	5.78	5.79	5.82	5.94	6.25	6.43	6.56
97.5764	5.77	5.78	5.81	5.92	6.22	6.39	6.52
97.6764	5.76	5.77	5.80	5.90	6.18	6.35	6.47
97.7764	5.75	5.76	5.79	5.89	6.15	6.31	6.43
97.8764	5.75	5.75	5.78	5.87	6.12	6.27	6.38
97.9764	5.74	5.74	5.77	5.85	6.09	6.23	6.34
98.0764	5.73	5.73	5.76	5.84	6.06	6.19	6.29
98.1764	5.72	5.72	5.75	5.82	6.03	6.15	6.25
98.2764	5.71	5.72	5.74	5.80	6.00	6.12	6.20
98.3764	5.70	5.71	5.72	5.79	5.97	6.08	6.16
98.4764	5.69	5.70	5.71	5.77	5.94	6.04	6.11
98.5764	5.69	5.69	5.70	5.75	5.91	6.00	6.07
98.6764	5.68	5.68	5.69	5.74	5.88	5.96	6.03
WAL	20.30	18.36	13.29	7.83	3.80	2.95	2.52
Mod Durn	11.82	11.17	9.12	6.16	3.33	2.64	2.28
Mod Convexity	1.96	1.72	1.08	0.47	0.13	0.09	0.07
Principal Window Begin	Sep23	Aug21	Aug16	Jan11	Jul08	Oct07	Jun07
Principal Window End	Feb27	May25	May20	Jun14	Apr09	Mar08	Sep07
CMT_3YR	3.19	3.19	3.19	3.19	3.19	3.19	3.19
CMT_2YR	2.99	2.99	2.99	2.99	2.99	2.99	2.99
CMT_5YR	3.57	3.57	3.57	3.57	3.57	3.57	3.57
CMT_10YR	4.18	4.18	4.18	4.18	4.18	4.18	4.18

The information herein has been provided solely by William J. Mayer Securities, LLC. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.